

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Gregory D. King
Chief Executive Officer
Osprey Bitcoin Trust
1241 Post Road, 2nd Floor
Fairfield, CT 06824

> **Re: Osprey Bitcoin Trust**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed June 10, 2022**
> **File No. 000-56307**

Dear Mr. King:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2022 letter.

Amendment No. 3 to Registration Statement on Form 10-12G

Cover Page

1. We note that you removed your previous disclosure in the second paragraph of the cover page that "[d]ue to the lack of an ongoing redemption program as well as price volatility, low trading volume and closings of Bitcoin exchanges due to fraud, failure, security breaches or otherwise, there can be no assurance that the market value of the Units will reflect the per Unit value of the Trust's Bitcoin, less the Trust's expenses and other liabilities ('NAV per Unit'), and the Units may trade at a substantial premium over, or a substantial discount to, the NAV per Unit." Please restore this disclosure or explain to us why it was deleted. In addition, if applicable, include the halting of creations and the Rule 144 holding period among the reasons listed.

Risk Factors, page 6

2.   Please add a separately captioned risk factor addressing risks attendant to the fact that the Trust does not have audit or inspection rights under the Custodial Services Agreement, as disclosed on page 74. Refer to prior comment 28 in our letter dated November 29, 2021.

3.   We note that you have removed the risk factor titled "Regulation of the Bitcoin industry continues to evolve and is subject to change; future regulatory developments are impossible to predict but may significantly and adversely affect the Trust." While we note that portions of this disclosure can now be found elsewhere, this is not true for all of the disclosure. Please explain why this disclosure was deleted. Alternatively, please restore this disclosure.

4.   Please include a separate risk factor that describes the effect on investors who purchase Units in the secondary market that are trading at a substantial premium over or a substantial discount to the NAV per Unit.

The security of our Bitcoin Holdings cannot be assured, by the Trust, the Custodian or any other person, page 19

5.   Please discuss in greater detail the risks and challenges related to using Coinbase Custody to maintain custody of your Bitcoins, including, without limitation:
   • any cybersecurity risks. In doing so discuss any past cybersecurity breaches that Coinbase or Coinbase Custody have experienced; and
   • the impact of a custodian such as Coinbase Custody entering bankruptcy proceedings and the impact thereof on your Bitcoins held in Coinbase Custody wallets.

The lack of full insurance and Unitholders limited rights of legal recourse, page 22

6.   Please revise to also discuss the fact that, as indicated on page 74, the Custodian's insurance is solely for the benefit of the Custodian and does not guarantee or insure the Trust in any way.

Unitholders are bound by the fee-shifting provision contained in the subscription agreement..., page 23

7.   We note your response and revisions to our prior comment 2, and we reissue the comment in part:
   • Revise to disclose whether purchasers of Units in a secondary transaction would be subject to the fee-shifting provision contained in the subscription agreement;
   • Disclose who is subject to the provision (e.g., former and current unitholders) and who would be allowed to recover (e.g., company, directors, officers, affiliates); and
   • Revise your disclosure to explain the basis for the validity of such provision under state law, which we note your response letter addresses.

Overview of the Bitcoin Industry and Market

The Index, page 37

8. We note your response to comment 4. Please include a materially complete description of the methodology used to calculate the Index. In that regard:

    - Refer to the sentence, "Intraday Index level and return calculations leverage the real-time reference rates, which are derived from the most recent trade data available from whitelisted markets and by applying an exchange volume-weighted median." Revise to explain each concept separately and in material detail. Please do so using plain English;
    - Describe in sufficient detail how price data from each separate market are combined, sufficiently describing any weighting methodology used;
    - Describe any adjustments made to the pricing data; and
    - Explain any criteria for including new markets in the Index or excluding markets that were previously included.

    We continue to remind you that information found through the hyperlinks is not part of the registration statement disclosure, and any material information found therein should be included in the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Additional Currency, page 42

9. Please tell us and revise your Form 10 and future periodic filings to disclose, as needed:
    - if you have any material unrecognized digital assets related to a hard fork or airdrop;
    - if you have controls in place to monitor for a material hard fork or airdrop;
    - what contractual or other obligations you have to trust investors for a hard fork or airdrop;
    - if you have supported any hard forks or airdrops in the past; and
    - if applicable, the dollar amount of any forked or airdropped digital assets that you have recognized.

The Custodian, page 57

10. Please briefly discuss the experience of Coinbase Custody with respect to acting as a Bitcoin custodian.

Conflicts of Interest, page 58

11. Refer to your response to comment 5. Consistent with your response, please disclose your belief that none of the officers, employees or affiliates of the Sponsor own significant amounts of Bitcoin or positions therein.

Description of the Units
Recent Sales of Unregistered Units, page 61

12.   Please provide us your analysis of the facts and circumstances as relevant to ascertain whether or not the private placement investors purchased the Units with investment intent and not a view to distribute. In this regard, please tell us any factors that you consider in determining the investment intent of the purchasers, including and in addition to obtaining a general written representation regarding investment intent. For example, please tell us whether you receive any representations from purchasers at the time of subscription or legend removal regarding transactions designed to substantially reduce or eliminate the risk of their investment, including whether they have taken a short position at the time of the private placement investment and intend to cover that position when the restrictive legends are removed.

Description of Issuance of Units, page 65

13.   Please address the following matters related to unitholder subscriptions:
   • Disclose whether subscriptions are direct or through an intermediary;
   • State whether, and how, you intend to inform unitholders that the Trust has halted acceptance of subscriptions; and
   • Provide a detailed description of how in-kind subscriptions are valued and whether or not investors are permitted to withdraw subscriptions after the crypto assets are valued.

Description of the Trust Documents
Description of the Custodial Services Agreement, page 73

14.   Please provide further disclosure regarding the Custodian's liability under the Custodial Services Agreement. In that regard:
   • Specifically address the circumstances under which the Custodian would, and would not have, have liability for the loss of private keys resulting from theft, fraud, hacking, or other loss; and
   • Provide a separate risk factor addressing the fact that, as stated on page 74, the Custodian is not liable for any lost profits or any special, incidental, indirect, intangible, or consequential damages arising out of or in connection with authorized or unauthorized use of the Coinbase Custody site or the custodial services. In providing this disclosure, also explain what types of damages the Custodian could still be liable for in connection with authorized or unauthorized use of the Coinbase Custody site or the custodial services.

15.   Please disclose how many cold storage addresses the Custodian uses for your private keys. We note your disclosure that the Custodian's maximum liability with respect to each cold storage address is limited to $100,000,000.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance